SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 11, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANAGEMENT REPORT

Dear Shareholders:

In compliance with current legal and statutory provisions, the management of Brasil Telecom S.A. submits this Management Report, the Consolidated Financial Statements, and the Independent Auditors’ Report, for the fiscal year ended December 31, 2008.

1. CHANGE IN THE COMPANY’S CONTROL (2009)

On January 8, 2009, Telemar Norte Leste S.A. acquired through its direct subsidiary, Copart 1 Participações S.A., the share control of Brasil Telecom Participações S.A. and of Brasil Telecom S.A.

As a result of the acquisition upon payment of R$5,371,098,527.04 equivalent to R$77.04 per share, Telemar Norte Leste S.A. became the indirect holder of 81,092,986 common shares issued by Brasil Telecom Participações S.A., representing 61.2% of Brasil Telecom Participações S.A.’s voting shares.

The acquisition of Brasil Telecom Participações S.A. and Brasil Telecom S.A.’s control by Telemar Norte Leste S.A. was conducted in accordance with the Previous Agreement of the Brazilian National Telecommunications Agency (ANATEL) granted by means of Act no. 7,828, issued on December 19, 2008.

2. CORPORATE PROFILE

Brasil Telecom S.A. provides local fixed-line line and regional long-distance telephony services in its concession area, called Region II in the General Concession Plan (PGO), which comprises the Federal District and the states of Acre, Rondônia, Tocantins, Mato Grosso, Goiás, Mato Grosso do Sul, Paraná, Santa Catarina, and Rio Grande do Sul. The Company also provides telecommunication services to corporate customers in other states, in addition to supplying international connections to carriers of other countries. Its shares are traded on the São Paulo Stock Exchange (Bovespa) under the ticker symbols BRT03 and BRT04 and on the New York Stock Exchange under the ticker symbol BTM.

Brasil Telecom S.A. is controlled by Brasil Telecom Participações S.A., whose shares are also traded on Bovespa under the ticker symbols BRTP3 and BRTP4 and on the New York Stock Exchange under the ticker symbol BRP.

In order to cater to a diverse group of customers, the Company offers a wide array of services like fixed-line and mobile telephony, data solutions, internet, video and data center. Brasil Telecom is characterized by constant technological innovation that allows it to always provide state-of-the-art services to its customers.

• Leader in fixed-line telephony in Region II (25% of the Brazilian population);

• 15.5 million Revenue Generating Units (UGR) with 8.1 million fixed lines in service, 5.6 million mobile lines and 1.8 million broadband subscribers;

• 13.3 million unique residential visitors to its portal; and

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• 22,000 km long-distance international network connecting Brazil, the United States, Bermuda and Venezuela.

Brasil Telecom’s main subsidiaries are:

• Internet Group – composed of iG, iBest and BrTurbo, provides access to the world wide web and has 1.3 million broadband customers;

• Brasil Telecom Cabos Submarinos (Globenet) – its 22,000 km of undersea cables connect Brazil to Venezuela, Bermuda and North America, with landing points in Rio de Janeiro, Fortaleza, Caracas, Miami, Bermuda, Cucuta (Colombia) and New York;

• Brasil Telecom Multimídia – focusing primarily on the corporate market. It also operates outside the concession region of the Company’s other segments, in locations like Belo Horizonte, Rio de Janeiro and São Paulo; and

• Brasil Telecom Call Center – established at the end of 2007, it is responsible for the management of all the customer relationship processes.

3. HIGHLIGHTS OF THE YEAR

• Total Gross Revenue of R$17.0 billion in 2008, growing 6.3% over the previous year;

• Net Income of R$1,029.8 million, once again a record figure;

• 15.2% increase in the number of asymmetric digital subscriber line (ADSL) connections;

• 31.5% increase in the number of mobile telephone lines, whereas the national average was 24.5%;

• Strong discipline in financial resources management, with low indebtedness and application of available resources in prime securities;

• Maintenance of the AA+ credit rating assigned by three international rating agencies, consolidating Brasil Telecom’s position as one of Brazil’s most solid companies;

• Launch of 3G operations;

• Expansion of operations abroad with the opening of the Colombian subsidiary;

• Opening of Espaço Brasil Telecom in the Federal District, with a permanent schedule of concerts, plays, literary activities and an interactive multimedia area;

• Start of the first Projeto Educação Digital (Digital Education Project) workshops, which will benefit more than 20,000 students and 1,000 teachers in Brasil Telecom’s concession region by the end of 2009;

• Partnership with the Ayrton Senna Institute in educational projects, an initiative that will benefit 1.5 million children and teenagers studying in Brazilian schools; and

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• Launch of the first in-company executive MBA in Service Management, to be offered to 37 employees in a partnership with IBMEC.

4. CORPORATE GOVERNANCE

Brasil Telecom’s corporate governance practices have placed it among the best Brazilian companies with respect to corporate governance, helping increase the organization’s credibility with its shareholders and market agents.

Over the last three years, Brasil Telecom has continuously improved its corporate governance practices with procedures prioritizing transparency, equality in dealing with shareholders and ethics. As a result, the decision-making process has been significantly strengthened, with the purpose of generating value for both the Company’s shareholders and other stakeholders.

4.1. Organizational Structure

The Board of Directors is composed of seven members and their respective alternates and is responsible for the Company’s top management, generally meeting once a month. Its operations are governed by an internal control system. The Board of Directors is assisted by two committees: the Compensation and People Development Committee, and the Processes and Risks Committee.

The Fiscal Council is composed of four sitting members and their respective alternates. It meets monthly, an operational feature that attests to this organ’s active presence within the Company. The Fiscal Council performs the duties of the Audit Committee as the organ responsible for overseeing the Company’s management.

Brasil Telecom’s Board of Executive Officers is in charge of implementing the business strategy established by the Board of Directors. The joint decision-making process encourages the full involvement of all Executive Officers, increases the diversity of viewpoints during discussions, reduces the level of risk and contributes to the transparency of decisions. The Board of Executive Officers’ decision-making responsibilities are defined by the Bylaws and the Board of Directors, by means of a responsibility matrix reviewed at least once a year. The Board of Executive Officers is assisted by four committees composed of members from the Board and other executives: the Investment and Purchases Committee, the Ethics Committee, the Corporate Sustainability Committee and the Corporate Risks Committee.

4.2. Code of Ethics

Brasil Telecom has a Code of Ethics that formalizes the standards set by the Management to be followed by the Company’s employees, seeking to mitigate any conflicts of values that may occur in the performance of their duties.

4.3. Manual for disclosure, use of information and trading securities

In order to comply with the rules of the Brazilian Securities and Exchange Commission (CVM) regarding the disclosure of information, Brasil Telecom has consolidated the best practices concerning the issue in a manual to be distributed among managers and employees and to be faithfully followed by all.

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This manual expresses the Company’s commitment to the quality and consistency of information, as well as to responding to investor queries quickly and clearly, with due regard for the legal requirements.

4.4. Governance of the supplementary pension foundations

Brasil Telecom systematically supervises the supplementary pension foundations it sponsors. This supervision, in addition to respecting legal provisions, contributes to the implementation of the best governance practices in these entities. The Company has a Supervision Committee, composed of appointed members with the purpose of fostering the exchange of information between the foundations and the sponsor.

5. ECONOMIC SCENARIO

Despite the global financial crisis that worsened during the last quarter of 2008, the Brazilian economy recorded yet another year of significant economic growth. Brazilian GDP has increased steadily over the past years: 3.6% in 2006, 5.4% in 2007 and 4.8% in 20081. Up to the third quarter of last year the Brazilian economy was experiencing an important moment, reaping the benefits of a pragmatic economic policy, the maturing of institutional reforms carried out in the second half of the 1990s and the commodities boom that benefited the economies of several emerging economies, mainly those in Latin America. Several Brazilian productive sectors pushed the country’s growth as a result of solid economic foundations. The abundance of available credit was once again a major economic driving force, reaching the historic mark of 41.3% of GDP at the end of 2008, boosting demand and sustaining growth throughout the past years.

This extremely positive Brazilian economic scenario was affected by the international environment, contaminated, particularly during the last quarter of 2008, by the North American financial system crisis that will halt the global economic expansion cycle that began in 2002. The Brazilian monetary authorities were forced to react by deciding, among other measures, to maintain a high basic interest rate (SELIC), closing the year at 13.75% .

Prior to the crisis, the real had been appreciating against the dollar as a result of the trade surplus and the influx of foreign investment into Brazil. However, as the North American financial crisis worsened during the second half of last year, this trend was reversed and the dollar closed 2008 at R$2.34.

Taking this new reality into account, prospects for 2009 are not as positive due to the deepening of the crisis in international financial markets and the global economic slowdown. The effects in the Brazilian real economy began to be felt as early as the last months of 2008. This will mean a macroeconomic slowdown in Brazil, with a decrease in Brazilian GDP growth and possible inflationary pressures from costlier imports. This scenario, however, becomes more optimistic when the improvement of the macroeconomic fundamentals of the Brazilian economy in recent years is considered.

_________________________________
1 Estimated amount. Source: FOCUS report from the Brazilian Central Bank (BACEN) – September/2008.

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In April 2008, the American risk ratings agency Standard & Poor's declared Brazil investment-grade. The Brazilian sovereign debt rating went up from BB+ to BBB-. This upgrade took into account the maturity of Brazilian institutions and its political scenario as evidenced by the decrease in the Brazilian budget deficit and foreign debt as well as better growth prospects. Brazil’s rating may be considered an acknowledgment of the solidity and diversification of its economy.

Indices source: Tendências Consultoria

6. CORPORATE STRATEGY

6.1. Regulatory Framework

The current regulatory framework, conceived and introduced in the mid-1990s, was a major factor responsible for the post-privatization development of the telecommunications sector. Attesting to this fact is the sector’s share in the Brazilian GDP, which is currently above 6%; before privatization, this share was below 1%.

However, the current framework is in need of adjustments to accommodate the great technological transformations that have taken place in recent years and the new adaptations of the market and its players in search of scale and scope gains. Without the necessary adjustments, the Brazilian government will not encourage a new investment cycle, indispensable to ensure the sector’s permanent development.

With this in mind, ANATEL approved the General Plan for Updating Telecommunications Regulations in Brazil (PGR), which sets forth a timeframe for the review of the regulatory framework, dividing the actions into Short-, Medium- and Long-Term. Below are the main short-term actions in Resolution 516 of October 30, 2008, to be concluded within two years:

• Update of the General Concession Plan (PGO) to focus on groups that control a local Switched Fixed Telephone Service (STFC) concessionaire (already implemented);

• Review of the General Plan for Quality Targets (PGMQ) to adopt standards for improving the quality perceived by telecommunication services users, responding to complaints and improving monitoring;

• Review of concession agreements with an assessment of the conditions of premium television services provided by groups that control local concessionaires in their concession areas in compliance with the legislation effective at the time;

• Assessment of the adequacy of STFC regulations in the new scenario of telecommunications convergence;

• Preparation of the General Plan for Competition Targets (PGMC);

• Review of the general plan for Personal Mobile Service (SMP) authorizations in order to adapt it to the new telecommunications scenario in accordance with the Group concept;

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• Making more radio frequencies available to greatly increase fixed-line and mobile broadband connections (offering more bands, among which are 450MHz, 2.5GHz, 3.5GHz and SMP leftovers);

• Regulation of services to expand supply and competition – allowing the exploration of resale in STFC, the Multimedia Communication Service (SCM) and in the provision of satellite capacity, as well as SMP supply by virtual companies;

• Regulation for unbundling of telecommunication network elements (Full Unbundling, line sharing and bitstream), adopting a model for pricing network use;

• Optimized implementation of the cost model, including broadband access;

• Review of the regulation and planning of concessions of premium television services to meet the repressed demand for new concessions throughout Brazil, including in areas of little appeal;

• Regulation of the Significant Market Power (PMS);

• Update regulations to eliminate authorized companies’ need to request prior consent from ANATEL for minor contractual amendments;

• Establishment of conditions, by means of obligations, for the use of mobile networks and satellites for increased coverage of access networks, including broadband, in rural or frontier areas;

• Review and supplementation of SCM regulations – Quality, Numbering, Network Remuneration and users’ rights;

• Review of the General Plan for Universalization Targets (PGMU) – Establishment of new targets for expansion of STFC networks supporting broadband (backhaul); and

• Conduct impact studies for Functional Separation, Business Separation and Structural Separation.

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Tracking 2008 Universalization Targets

Indicators	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEPT	OCT	NOV	DEC

Lines installed (thousand lines)	10,379.2	10,379.9	10,380.1	10,384.3	10,388.7	10,393.7	10,399.1	10,375.3	10,381.0	10,383.5	10,388.9	10,389.8

Locations with more than 300 inhabitants not served by STFC with individual lines*	0	0	0	0	0	0	0	0	0	0	0	0

Requests for installation of individual lines fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0

Requests for installation of individual lines made by regular education and health institutions fulfilled in more than one (1) week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0

Requests for installation of individual lines made by speech or hearing impaired individuals fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0

Public telephones (TUPs) in service	281,732	280,328	280,306	280,234	280,084	279,671	278,680	278,341	277,972	277,876	277,887	277,901

Localities, covered by STFC with individual lines, which do not meet the target distribution of TUPs per one thousand inhabitants, territorially distributed in a uniform manner (target: 3 TUPs per thousand inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0

Localities, covered by STFC with individual lines, with an availability of access to TUPs at a distance greater than the target (target: less than 300 meters)	0	0	0	0	0	0	0	0	0	0	0	0

Localities that do not meet the target percentage of TUPs available 24 hours a day for long-distance calls – capable of making and receiving local and DLD calls (target: 50% of TUPs)	0	0	0	0	0	0	0	0	0	0	0	0

Localities that do not meet the percentage of TUPs available 24 hours a day for additional international long-distance calls (target: 25% of TUPs)	0	0	0	0	0	0	0	0	0	0	0	0

Requests for TUPs in regular education and health institutions fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0

Requests for TUPs made by speech or hearing impaired individuals, and those who use wheelchairs fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0

Localities with more than 100 inhabitants, without STFC, without at least one TUP (target: larger than 100 inhabitants)*	0	0	0	0	0	0	0	0	0	0	0	0

TUP density per thousand inhabitants (target: 6.0)	6.51	6.47	6.47	6.47	6.42	6.46	6.44	6.43	6.44	6.43	6.43	6.42

Locations with STFC that do not meet the target percentage of 2% of TUPs adapted for speech and hearing impaired individuals and for those who use wheelchairs	0	0	0	0	0	0	0	0	0	0	0	0

Localities served only by collective lines, without at least one TUP available 24 hours a day capable of making and receiving local, DLD and ILD calls	0	0	0	0	0	0	0	0	0	0	0	0

*In 2008, 31 localities with individual lines and 64 localities with collective lines were served.

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Quality Targets

In 2008, Brasil Telecom achieved and exceeded 336 of the 372 quality indicators set by the General Plan for Quality Targets (PGMQ) as shown in the table below.

Tracking 2008 Quality Targets

Service Quality Targets	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEPT	OCT	NOV	DEC

Rate of completed originated local calls (target: 70%) – Morning	71.7	71.03	71.82	71.80	71.45	71.73	72.28	71.64	71.62	71.69	70.41	71.63

Rate of completed originated local calls (target: 70%) – Night	71.11	70.96	72.57	72.48	72.09	72.37	73.07	72.6	72.01	72.24	72.23	71.83

Rate of originated local calls not completed due to congestion (target: 4%) – Morning	0.63	0.61	0.56	0.72	0.71	0.75	0.58	0.8	0.67	0.64	3.66	0.75

Rate of originated local calls not completed due to congestion (target: 4%) – Night	0.58	1.11	0.58	0.55	0.83	0.53	0.49	0.67	1.07	0.95	0.58	0.62

Rate of calls to the provider’s Service Center resulting in completed call (target: 98%) – Morning	97.97	99.71	99.64	99.56	99.58	99.54	99.58	99.46	99.57	99.56	99.59	99.45

Rate of calls to the provider’s Service Center resulting in completed call (target: 98%) - Night	99.68	99.75	99.62	99.52	99.59	99.3	99.66	99.44	99.55	99.64	99.68	99.61

Domestic Long Distance Service Quality Targets – CSP 14

Rate of completed originated DLD calls – consolidated value (target: 70%) – Morning	72.86	71.34	72.69	72.88	73.46	72.19	72.33	71.93	71.9	71.84	70.7	71.91

Rate of completed originated DLD calls – consolidated value (target: 70%) – Night	71.66	71.69	72.60	72.56	73.29	72.55	73.04	72.64	71.63	72.79	71.43	71.62

Rate of originated DLD calls not completed due to congestion – consolidated value (target: 4%) – Morning	1.05	1.72	1.13	1.14	1.09	1.56	1.08	1.46	1.47	1.24	5.25	1.46

Rate of originated DLD calls not completed due to congestion – consolidated value (target: 4%) – Night	1.00	1.12	1.06	1.00	0.92	0.92	0.87	1.14	2.1	1.31	1.91	1.65

Fulfillment of Repair Requests Targets

Rate of repair requests per 100 lines in service (target: 1.5%) - Full	1.28	1.2	1.3	1.29	1.12	1.12	1.02	1.19	1.23	1.3	1.25	1.25

Rate of fulfillment within 24 hours of repair requests made by residential users (target: 98%)	99.22	99.31	99.18	99.21	99.1	99.24	99.24	99.25	99.05	99.06	98.52	96.34

Rate of fulfillment within 8 hours of repair requests made by non-residential users (target: 98%)	99.11	99.47	98.71	99.27	99.35	99.44	99.45	99.42	99.08	99.04	98.44	96.44

Rate of fulfillment within 2 hours of repair requests made by users that are providers of public interest services (target: 98%)	100	100	100	100	100	100	100	100	100	100	100	100

Fulfillment of Requests for Address Change Targets

Rate of fulfillment within 3 business days of requests for address change made by residential users (target: 98%)	99.12	99.86	99.81	99.79	99.83	99.89	99.88	99.88	99.71	99.78	99.9	99.85

Rate of fulfillment within 24 hours of requests for address change made by non-residential users (target: 98%)	98.77	98.92	99.21	99.35	99.31	99.56	99.38	99.39	99.27	99.06	99.08	99.23

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Rate of fulfillment within 6 hours of requests for address change made by users that are providers of public use services (target: 98%)	100	100	100	100	100	100	100	100	100	100	100	100

Telephone Assistance Provided to the User Targets

Rate of telephone assistance provided to the STFC user within 10 seconds (target: 95%) – Morning	99.30	98.03	98.52	97.82	98.79	99.89	95.71	99.89	99.85	99.79	97.86	98.56

Rate of telephone assistance provided to the STFC user within 10 seconds (target: 95%) – Night	99.21	98.49	97.50	96.32	98.68	99.91	99.80	99.80	99.85	99.94	98.61	98.71

Quality of Public Telephones (TUPs) Targets

Number of TUP repair requests per 100 TUPs in service (target: 8%)	6.02	5.12	4.95	4.57	4.07	3.72	3.68	3.79	3.77	3.86	3.2	3.67

Rate of fulfillment within 8 hours of TUP repair requests (target: 98%)	99.73	99.55	99.67	99.75	99.68	99.76	99.38	99.62	99.56	99.5	99.52	99.72

Rate of fulfillment within 8 hours of repair requests for TUPs installed in regions not characterized as remote or borders, detected by supervision system (target: 98%)	99.51	99.45	99.69	99.52	99.62	99.6	99.09	99.53	99.12	99.67	98.87	99.82

User Access Code Information Targets

Rate of provision within 30 seconds of user access code information (target: 98%)	98.31	98.57	98.75	98.12	98.48	98.27	98.19	98.27	98.29	96.25	96.31	98.09

Reply to User Mail Targets

Rate of reply within 10 days to user mail (target: 100%)	85.83	94	91.52	93.37	96.3	97.9	100	100	100	100	100	100

Personal Assistance Provided to the User Targets

Rate of provision within 10 minutes of personal assistance to the user (target: 95%)	98.73	98.67	98.52	98.24	98.33	98.93	99.17	98.88	98.59	98.64	98.41	98.3

Billing Targets

Number of bills for local services with error complaints for every 1,000 bills issued (target: 2%)	4.25	4.32	4.41	4.53	4.65	4.69	5.22	6.11	6.48	6.81	6.91	6.83

Number of bills for DLD services with error complaints for every 1,000 bills issued (target: 2%)	4.57	3.95	3.54	3.02	3.46	3.54	3.42	3.57	4.06	4.06	4.08	4.38

Rate of awarding credit to the user for contested local services charges (target: 98%)	100	100	100	100	100	100	100	100	100	100	100	100

Rate of awarding credit to the user for contested DLD services charges (target: 98%)	100	100	100	100	100	100	100	100	100	100	100	100

Rate of bill delivery to the subscriber at least 5 days prior to the expiration date (target: 100%)	100	100	100	100	100	100	100	100	100	100	100	100

Network Modernization Targets

Local network digitalization rate (target: 95%)	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99

Total number of targets met (target: 31)	27	28	28	28	28	28	29	29	29	28	27	27

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6.2. The telecommunications market

The simultaneous technological advances in the communications, telecommunications, computer sciences and entertainment industries and their increasing acceptance by society has eliminated the borders between different types of businesses, resulting in a real revolution in the strategic plans of telecommunications companies.

The convergence of technologies and telecommunications services, consisting of data, voice and video transmission via a single network infrastructure, combined with the mobility of all applications, tends to intensify and change the way consumers use voice, internet, information technology and entertainment services. These services are now predominantly acquired and consumed in “bundles,” which allows society to benefit from the synergies resulting from the convergence.

This new configuration of telecommunication services is the driving force behind economic transformation because of increased productivity, growing access to information and the new possibilities created by the expansion of social, relationship, collaborative and electronic commerce networks, among others. Recent research shows, for instance, that people already spend nearly half their leisure time connected to some kind of electronic media and its content.

In Brazil, there are 45 million internet users, just more than the entire population of Argentina. Half these users access the internet from their homes. Of Brazilian homes with internet access, 16% use broadband connections.

Worldwide, telecommunications companies, especially those providing fixed-line telephony services, are striving to strategically position themselves in the face of the new businesses resulting from this technological convergence.

6.3. Strategic Direction

Brasil Telecom’s long-term scenario analyses point toward the maintenance of the main trends that, over recent years, have led to transformation in the sector:

• the fixed-mobile migration, which is the main factor responsible for the erosion of the fixed-line voice segment;

• the accelerated growth in fixed-line broadband with a significant increase in its residential penetration and the expansion of mobile broadband;

• the elimination of business borders between different sectors such as telecommunications, information technology, content and entertainment; and

• the growing demand for electronic content driven by a societal behavioral change, leading to an increasing need for information at any time and place.

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There are also new trends emerging in the sector, principally:

• the entrance of telecommunication operators in the financial services market;

• the rise of a new middle class in Brazil with the potential to increase consumption of telecommunication and entertainment services and products; and

• the entrance of telecommunication operators in the Information and Communication Technology (TIC) market, catering to both companies and individual consumers.

Brasil Telecom’s strategy within this scenario is based on the following tactics:

Providing the market with integrated solutions

Brasil Telecom has a complete portfolio of services and solutions that allows it to always be attentive to its customers’ needs. Telecommunication operators, particularly those providing fixed-line telephony services, are being forced to reposition themselves in the face of new market demands deriving from technological convergence and the consequent diversification of services offered. More and more, these carriers should focus on their customers’ real needs, rather than being product-oriented companies.

Growing sustainably in a highly competitive environment

In certain business segments, Brasil Telecom’s growth outperforms the industry’s, supported by a strategy of anticipating market demands. The Company’s focus is on offering this wide array of services with the best possible quality, in search of customer satisfaction and loyalty, increasing the customer base and expanding the scale and competitiveness of its services. Driving this growth are mobile telephone and broadband services, which still reach a relatively small percentage of the population compared to Latin American countries like Argentina and Chile with per capita GDP similar to Brazil’s. The fierce competition is pushing the Company toward an effort to win the loyalty of top customers by means of offering complete and unique products and services. Additionally, the Company will set up an integrated platform to add unique products with high consumption potential to fixed-line and mobile broadband services.

Understanding and offering products and services focused on the emerging Brazilian middle class

Catering to the new middle class that has grown year after year will be the springboard for consumer market growth in future years. The expansion of this new middle class is grounded in the process of economic stabilization, which gained momentum with the adoption of a policy of income transfer and was accelerated by the economic growth of recent years that generated jobs and income.

Within this context, Brasil Telecom’s concern is trying to understand how this new and promising middle class will demand telecommunication services, since it represents an excellent growth opportunity for the Company.

Monitoring and exploring new opportunities and markets

Continuous business diversification is one of Brasil Telecom’s main strategic guidelines. The Company stands out by offering new products, using state-of-the-art technologies, and carefully planning new businesses like video on demand (VOD), premium television delivered through Internet Protocol (IPTV), converging TIC solutions for companies, individual consumers and financial services.

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Strengthening international activities has been the object of planned actions conducted by Globenet, the Company’s international arm, allowing it to earn new customers in the South American market and to expand international operations to Colombia. The efforts to expand Brasil Telecom’s presence in the Latin American market will be intensified in 2009.

Improving the customer experience

In 2007, Brasil Telecom launched the Projeto Ryan (Ryan Project), one of the pillars of the Company’s repositioning strategy regarding customer relations. The project is grounded in the understanding that service excellence is the responsibility of the entire Company, aiming to establish a new relationship with customers based on transparency, operational competence and service efficiency.

The customer relationship model is based on the concept of an “experience chain” that continuously manages and assesses all the possible points of contact between the customer and Brasil Telecom. Intelligent market segmentation also ensures that each customer group receives specialized service adapted to its needs.

Proactively contribute to the review of the regulatory framework

Now that over ten years have elapsed since the implementation of the regulatory framework and the privatization of telecommunications in Brazil, regulatory changes are needed in order to adapt the model to the new technological and market realities.

Brasil Telecom maintains a harmonious, constructive and proactive relationship with regulatory agencies, offering its contribution to improving the regulatory framework and continuously assessing its effects on business and new opportunities.

The Company is permanently concerned with adapting the current regulatory framework to the converging global telecommunications technologies, advocating the elimination of asymmetries that hinder fair competition.

7. CUSTOMER RELATIONS

Better service at lower costs

In 2008, Brasil Telecom began to reap the benefits of its decision to internalize all of its telephone customer service efforts by creating the Brasil Telecom Call Center at the end of 2007. Service quality improved while costs went down.

Customer service satisfaction rates, measured monthly by an independent research institute, increased from 68% to 72%. In March of 2008, Brasil Telecom received one of the most prestigious awards in the customer relations industry, the Prêmio Consumidor Moderno de Excelência em Atendimento (Consumidor Moderno Excellence in Service Award) in the Regional Mobile Services category. Winners of the award presented by Consumidor Moderno magazine are selected based on the results of a survey by an independent research institute.

Brasil Telecom S.A.	Page 12

In the final months of 2008, costs were reduced by 32% compared to pre-internalization expense levels, accompanied by increased productivity and improvements in the employee turnover rate (7% in 2007 vs. 4% in 2008) and absenteeism (10% in 2007 vs. 5% in 2008).

8. PEOPLE MANAGEMENT

Dedication and performance in overcoming challenges

All the changes made in the last few years have been possible thanks to the dedication and performance of Brasil Telecom’s thousands of employees. Aware of this, the Company’s management dedicates a lot of attention to its People Management Policy so as to maintain a qualified and motivated workforce capable of implementing Brasil Telecom’s strategic directives.

That is why, from the time that the agreement to sell the company was announced, several special strategies aimed at retaining and motivating all personnel were developed and implemented.

Among the year’s events, the conclusion of the process of internalizing the Company’s customer service, which presented the challenge of recruiting, qualifying and training thousands of new employees, stands out. Human resources guidelines and policies to improve the skills of the employees of the Brasil Telecom Call Center were created, and a Call Center career plan that generated opportunities for professional development to all of its employees was implemented. In 2008 alone, more than 1,300 people were promoted through internal opportunities.

Also with respect to personnel development, we would like to point out the graduation of the first class, comprised of 37 employees, from the 12-month MBA in Services Management program.

8.1. Employee Profile

Brasil Telecom closed the year with 20,451 employees, an increase of 22.0% relative to 2007. Due to turnover in the Call Center, the average employee turnover rate was approximately 5.5%, compared to 5.1% in the previous year.

Employees per Company

Company	2008	2007	Change

Brasil Telecom S.A.	5,450	5,528	-1.4%
Internet Group	377	345	9.3%
Globenet	34	30	13.3%
Brasil Telecom Call Center	14,590	10,866	34.3%
Total	20,451	16,769	22.0%

Companies providing services to Brasil Telecom employed 42,229 people at the close of 2008. These included companies in the areas of maintenance and operation of internal and external facilities, housekeeping, physical and corporate security, and information systems maintenance.

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Distribution of Workforce by Geographic Location (Active and Licensed)

State or Region	BrT	Call Center	TOTAL	% Distrib.

Federal District	2,284	93	2,377	11.6%
Rio Grande do Sul	659	23	682	3.3%
Paraná	585	4,688	5,273	25.8%
Santa Catarina	699	1,408	2,107	10.3%
Goiás/Tocantins	374	6,462	6,836	33.4%
Goiás	317	6,462	6,779	33.1%
Tocantins	57		57	0.3%
Mato Grosso do Sul	211	1,877	2,088	10.2%
Mato Grosso	217	9	226	1.1%
Rondônia	153	3	156	0.8%
Acre	43		43	0.2%
São Paulo	560	27	587	2.9%
Rio de Janeiro	42		42	0.2%
Ceará	2		2	0.0%
Minas Gerais	8		8	0.0%
U.S., Venezuela and Bermuda	24	0	24	0.1%
United States	21		21	0.1%
Venezuela	2		2	0.0%
Bermuda Islands	1		1	0.0%

Total	5,861	14,590	20,451	100.0%

Education Level

EDUCATION LEVEL	BrT	Call Center	TOTAL	% Distrib.

Primary Incomplete	21	33	54	0.3%
Primary Complete	14	4	18	0.1%
Secondary Incomplete	35	302	337	1.6%
Secondary Complete	755	11,418	12,173	59.5%
Undergraduate Incomplete	892	1,987	2,879	14.1%
Undergraduate Complete	2,957	823	3,780	18.5%
Post-graduate Program	1,032	21	1,053	5.1%
Doctorate	9		9	0.0%
Master’s	146	2	148	0.7%

Totals	5,861	14,590	20,451	100.0%

Obs.: note that the 78% of Brasil Telecom Call Center (BTCC) employees who have completed their secondary education significantly influenced the total.

Brasil Telecom S.A.	Page 14

8.2 Management Practices

Attracting high-performance professionals

Brasil Telecom utilizes a rigorous recruiting and selection procedure to attract and hire the best professionals on the market.

• The Internship Program attracted 221 university students;

• Through a rigorous selection process that considered approximately 9,000 candidates, 17 were chosen to participate in the Trainee Program;

• In 2008, 28 youths with sales potential were chosen to participate in the Young Salesperson Program; and

• The Summer Program has already brought 12 students enrolled in MBA programs at the top foreign universities as ranked by Business Week magazine to work on strategic Company projects during their three-month vacation periods. The approval rate for these projects is always above 90%.

Education and Development

Key events in the year included:

• Graduation of the first class, comprised of 37 employees, from the 12-month MBA in Services Management program. Administered in conjunction with IBMEC (Rio de Janeiro and Distrito Federal), the MBA is another way to strengthen the culture of service and to transform the experience of Brasil Telecom’s customers;

• Among Brasil Telecom and third-party employees, more than 1.5 million man-hours of training thanks to distance education programs;

• Launch of the Multiplicadores do Conhecimento (Knowledge Multipliers) program, whose goal is to stimulate learning through sharing the life experiences of employees considered internal or external role-models due to their knowledge and or experiences;

• Consolidation of the Programa de Desenvolvimento Gerencial (PDG—Management Development Program), in conjunction with the Fundação Dom Cabral, which involves all employees in management positions; and

• Commencement of the second group pursuing an Engineering Technician Master’s through the Universidade de Brasília.

• During 2008, Brasil Telecom invested close to R$7.8 million in training and professional development programs for its employees.

Brasil Telecom S.A.	Page 15

Company	2008 Total

Brasil Telecom S/A	5,952,461.58
Personal Mobile Service	616,172.71
Globenet Consolidated	268,490.68
Brasil Telecom Call Center S/A	997,737.36

BTSA Consolidated	7,834,862.33

Awards Programs

In addition to providing a positive work environment and career opportunities, Brasil Telecom has at its disposal a series of programs to recognize and motivate its personnel.

• Gente em Destaque—People in the Spotlight rewards the best projects implemented by employees in the customer relations, product and service convergence and operational efficiency, among other categories;

• Arrancada de Vendas—Sales Surge rewards sales personnel that surpass sales goals for each branch;

• Financial Incentives – The Bonus Program for Company executives is based on strategic goals established for each period. It is revised on a yearly basis according to market research, with the key parameter being Brasil Telecom’s strategic positioning. In line with that same philosophy, Brasil Telecom also rewards employees not working in management positions through the its Profit-sharing Program; and

• Stock Options – This program exists to merge the Company’s long-term interests with those of its executives, as well as to retain professionals of strategic importance.

Health, Safety and the Environment

In 2008, highlights of the Company’s programs focused on employee health included: the Campanha de Vacinação contra Gripe e Rubéola (Flu and Rubella Vaccination Campaign) and a Semana da Saúde (Health Week) designed to encourage changes in employees’ lifestyles by providing information on the principal diseases diagnosed in periodic exams and the potential effects of chronic illnesses.

Brasil Telecom also develops programs that encourage participation in sports, facilitate access to and participation in cultural activities, promote creative and healthy leisure activities as well as foster social volunteerism. Among these, alternative sports programs offered in 2008 stood out, with Pilates classes and walking and jogging activities monitored by qualified professionals, in addition to the Brasil Telecom Games.

Brasil Telecom carried out several internal environmental campaigns focusing on raising employee awareness, such as the Redução de Energia (Energy Reduction) Program and the Reciclagem (Recycling) Program, among others. Total investment in these programs totaled R$79,500.00.

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In 2008, Brasil Telecom invested a total of R$111.4 million in social security funds, of which R$111.1 million was allocated to the Fundação BrTPrev and the remaining amount to Fundação 14 and Fundação Sistel.

9. OPERATIONAL PERFORMANCE

Growth and innovation amidst big challenges

2008 was yet another year marked by increased competition in the telecommunications sector, especially from cable television companies. Brasil Telecom responded to these competitive challenges with a strategy based on constant innovation and the rapid launch of new products, as in the case of its 3G operation. Such measures allowed to Company to stem the loss of fixed-line voice customers and increase its cell phone and broadband Internet access user base.

At the close of 2008, Brasil Telecom had 15,537.5 million customers, growing 12.1% year-on-year. The mobile operations closed the year with 5,605.0 thousand users, an increase of 1,342.3 thousand customers compared to the previous year. Total broadband customers came to 1,805.5 thousand, growing by 237.8 thousand users compared to 2007.

In addition to adding new customers, the year was marked by the launch of new products like the Telefone Único Wi-Fi (all-in-one Wi-Fi telephone) and the Pluri Uso (Multi-use) package. The Telefone Único Wi-Fi lets users integrate their fixed-line number with up to three Wi-Fi-compatible mobile devices. Pluri Uso is a minutes package allowing customers to use their fixed or cellular phones to make local or long-distance calls according to their needs with a single bill and no monthly contract.

Also during 2008, Brasil Telecom inaugurated its third generation (3G) network. 3GMais (3G Plus) incorporates mobile Internet offers, making the Company the first in Brazil to offer landline and mobile broadband access in a single package.

9.1. Fixed-Line Telephony Services

In the fixed-line telephony services segment, stemming customer loss and increasing terminal profitability were priorities. Through its strategy of differentiation, Brasil Telecom maintained and broadened offers for bundled products and services, with complete solutions for fixed-line, mobile, long-distance and broadband services. These efforts included the launches of the Pluri and Brasil Total Negócios (Total Business Brazil) plans, aimed at the residential and business markets, respectively.

Indicators – Fixed-line Network Plant

NETWORK	2008	2007	Change

Lines in service (thousands)	8,127.0	8,033.9	1.2%
Average Lines in Service (thousands)	8,162.6	8,049.1	1.4%
Lines in Service/100 inhabitants	18.2	18.2	N.A.
Utilization Rate	78.2%	77.4%	0.8 p.p.

Brasil Telecom S.A.	Page 17

One of the most popular plans offered by Brasil Telecom is the Conta Completa (Complete Account) plan, whose share in the fixed-line telephony services base reached 27.1% in 2008. This plan allows customers to choose, according to their usage profile, minutes packages for each type of call: local calls to fixed lines or mobile phones and long-distance calls.

In the budget plans segment, the Company’s key product is the Controle Total (Total Control) plan, a 100% prepaid plan with a single monthly bill and minimum usage charges that can applied to local calls to Brasil Telecom mobile or fixed lines or for calls to fixed lines from any operator. It also allows users to recharge their cellular phones and make calls from public phones using their Cartão Único, a multi-use calling card.

Long Distance Calls

In 2008, Brasil Telecom maintained its leadership in the delivery of long-distance services. Its estimated average share in the intra-regional market is 89.8%, with an inter-regional market share of 85.0% . At the close of 2008, the Company’s market share in the inter-regional and international markets was 65.2% and 41.4%, respectively.

These market shares are guaranteed by the quality of Brasil Telecom’s service, technological advances and excellence in customer service with innovations that benefit customers and build loyalty. Standing out among long-distance plans are: 14 Simples (Simple 14) with 30 minutes for domestic long-distance calls and 14 Meu Perfil (My Profile 14) with special rates for in-state calls in areas served by the Company.

Tariffs

In 2008, ANATEL authorized Brasil Telecom to adjust tariff items for basic local and domestic long-distance service plans, pursuant to the concession agreements. Average adjustments authorized for these services amounted to 3.01%, the same adjustment for the local network usage charge. The long-distance network usage charge was adjusted by 4.91% . Basic local and long-distance, fixed-line and mobile plans, as well as plans for calls to cellular phones, VC-1, VC-2, and VC-3, were adjusted by 3.01% as of July 24, 2008.

9.2. Mobile Telephony

Brasil Telecom reached the 5.6 million subscriber mark, a 31.5% increase over the previous year and above the average national growth rate of 24.5% . The Company’s Region II market share reached 14.4% .

The highlight of the year was the launch of 3G mobile telephony. Brasil Telecom was the first Brazilian provider to offer its customers unlimited voice and data plans. Initially, the service was available only in 10 capitals, but by year’s end the service had been extended to more than 39 cities, totaling 39.8% of the regional market. The Company closed 2008 with 100.9 thousand 3G customers including voice and broadband services accessed from cellular phones.

Coverage of 2G operations expanded to 142 new markets, and began servicing 1,015 or 89.7% of the population of Region II, an increase of 20% relative to 2007. Moreover, coverage was extended in several areas already served.

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Another important Brasil Telecom initiative involves the sale of prepaid access. The sale of SIM cards increased access by 43.0% in 2007 and by 35.8% in 2008. The use of SIM cards allows for sales costs that are much lower than those of conventional access. The strategy’s effectiveness is also demonstrated by the significant reduction (14.6%) in the cost of obtaining new customers.

The success of the A Volta do Pula-Pula (Return of Pula-Pula) campaign targeting prepaid users had a decisive impact on revenues from mobile operations. With the re-launch of Pula-Pula, for every minute of calls originating from other operators received, prepaid customers earned R$1.00 in credit to use as they pleased, including calls to phones on other operators’ networks. Brasil Telecom is the only Brazilian operator to offer a bonus for talking to other operators’ customers.

To increase revenues from value-added services, Brasil Telecom made new content available to its customers, including games, music and the download portals of premium providers like Cartoon Network, Nickelodeon, AXN, and Sony Pictures. Interactive TV and radio station services such as promotional campaigns, quizzes and polls were also launched. The Company also ran publicity campaigns for preexisting services and content, especially data packages for prepaid customers that permit unlimited Wap-Web browsing for a fixed daily rate.

9.3. Data Communication

Brasil Telecom maintained its good performance in the acquisition of new broadband services users, one of the driving factors behind the Company’s growth. In 2008, 237.8 thousand new broadband (ADSL) connections were added. This increase brought total network connections to 1,805.5 thousand at the end of 2008, representing 15.2% growth relative to 2007. The penetration rate of these connections relative to fixed lines in service came to 22.2%, the highest among fixed-line telephony providers in Brazil. This significant increase in broadband operations is crucial in terms of strategic support for bundling new service and application offers.

Continuing the expansion of its broadband network, the Company reached 82.5% of cities with ADSL coverage, the highest coverage ratio of any operator in Brazil. Close to 38.8% of the Brasil Telecom network is ADLS 2+ broadband ready, which permits access speeds of up to 24 Mbps. In 2008, Brasil Telecom focused even more on sales of services with speeds starting at 1 Mbps, responding to growing consumer demand for faster Internet services.

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The inauguration of Brasil Telecom’s 3G mobile network and 3GMais services allows the Company to combine the best of two worlds, offering packages with speeds of up to 3 Mbps and unlimited downloads. This way, customers can choose the connection speed for their home or business and still have the benefit of mobility, reaffirming the Company’s wisdom in opting for converging technologies that are able to meet users telecommunications needs.

The range of business services offered by Brasil Telecom was expanded in 2008 with the launch of the Metro-Ethernet and Vetor Móvel (Mobile Vector) products. Metro-Ethernet, available at special prices to Brasil Telecom customers, allows browsing speeds of up to 1 Gbps. With Vetor Móvel, customers can take advantage of fixed-mobile technological convergence, adding value to networking products through use of 3G, EDGE and GPRS technologies.

9.4. Technological Convergence Products

Brasil Telecom is investing in developing solutions that combine fixed-line and mobile voice services, broadband and video. In 2008, it launched the Pluri Uso (Multi-Use) plan that, in addition to maximizing customer use of minimum usage charges, stimulates long-distance calling and the acquisition of mobile lines for people who already own fixed-line phones. Products such as Turbo (Brasil Telecom's broadband service) or value-added services (text-messaging, GPRS and data), as well as additional fixed and mobile lines, can be added to a Pluri Uso plan for an additional charge, allowing the subscriber’s relatives to also benefit from the advantages of the plan. Brasil Telecom is the only provider offering this type of service in Region II.

Other notable offers using converging technologies include:

• Pluri Amigos—Multi-Friends is a new add-on to the Conta Completa described above. It includes up to 200 minutes per month in calls from their fixed lines to up to three Brasil Telecom cellular or fixed-line phone numbers;

• Telefone Único Wi-Fi—All-in-One Wi-Fi Telephone is an internationally groundbreaking plan. It lets users integrate their fixed-line number with up to three Wi-Fi-compatible mobile devices, making it a cellular phone that functions as an extension of their home or office numbers, regardless of where they are;

• Cartão Único—Multi-use Calling Card is a phone card that allows customers to recharge their cellular phone credit balances by adding R$15, R$20, R$30 or R$50 and to activate all prepaid fixed (AICE, Controle Total and LigMix) or mobile services. They can also be used to make calls from Brasil Telecom public phones; and

• Brasil Total Negócios—Total Business Brazil, a plan specifically targeted at micro-, small- and mid-sized companies, includes Brasil Telecom’s entire technological convergence portfolio. It is a simple solution that meets all the needs of this market: customers can put together a minimum-usage package that includes fixed-line telephony and intelligent services with a choice of broadband speed and can also include mobile and long distance services, all at special prices.

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9.5 Internet Service Providers

At the close of 2008, Internet Group (iG) had a total of 1.3 million paid broadband subscribers and had reached a base of 0.7 million paid value-added services subscriptions.

According to the December 2008 Ibope/NetRatings, iG was second place among its main national competitors, with more than 13.3 million unique residential visitors, representing an 18% increase compared to the December 2007 figure. In terms of pages visited, the portal had 908 million hits, an increase of 37%. For both measures, iG showed the greatest percentage increases among Brazilian portals.

2008 was characterized by the production of special content and launch of new products on all platforms: web, cellular and IPTV, among others. The portal provided the widest coverage of Carnival in its history, with the participation of more than 70 content professionals who produced texts, photographs and video footage, in addition to providing live coverage from the Expresso 2222 box in Salvador.

iG was the first and only portal of the Brazilian Internet to host a live debate of São Paulo mayoral candidates. The online newspaper Último Segundo also provided special coverage of the elections in Brazil and in the United States. In the first round of mayoral elections in Brazil, the site set its all-time audience record with more than 680 thousand unique visits per day and more than 5 million page views in a single day. The site set another record during the men’s soccer match between Brazil and Argentina during the Beijing Olympics.

In January and July iG confirmed its position as the leading Brazilian web address for fashion information with live feeds of the winter and summer São Paulo Fashion Weeks and coverage of fashion shows in São Paulo, Rio de Janeiro and even in Paris, New York, London and Milan. Today, iG hosts the biggest names in fashion on the Internet: Gloria Kalil, Erika Palomino, SPFW, RG Vogue, Alexandra Farah and Tais Losso, among others. The two fashion seasons attracted more than 500 thousand unique visitors to the portal, which registered 1.5 million page views related to the topic.

In August iG launched Brazil’s largest online network of blogs by columnists, featuring more than 150 writers specializing in diverse topics. Moreover, iG once again innovated by adopting the open-source platform Wordpress to revamp its free personal blog tool Blig, launched in 2001 as the first online journal tool in Brazil, launched in 2001.

In 2008 iG also added new contributors, including dramatist Gerald Thomas, who writes on Brazilian and international culture and politics, and the reporters Ricardo Kotscho and Mauricio Stycer.

In the final quarter of 2008, the portal also launched TV iG, a site featuring flash videos with a menu of more than 70 channels ranging from news to comedy programs. TV iG also provides content in high definition and is available on other platforms, including television via the IPTV Videon service and cellular phones. TV iG is the first video channel created specifically for the iPhone in Brazil. Moreover, iG content can also be seen in movie theaters, pharmacies, and the principle Brazilian airports.

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10. ECONOMIC AND FINANCIAL PERFORMANCE

10.1 Revenue

Brasil Telecom’s total gross revenue reached R$17,007.1 million in 2008, a 6.3% increase over 2007. The growth of Brasil Telecom’s total gross revenue continues to be driven by the expansion in data communication and mobile telephony services. Gross revenue from data communication and other core services reached R$3,738.9 million in 2008, a 35.0% increase over 2007 basically due to the increase in the number of ADSL connections, which grew by 15.2%, and to customer migration to ADSL plans with higher speeds. Average net revenue per user (ARPU) from ADSL recorded in 2008 was R$49.4, a 0.9% decrease over the previous year.

Consolidated gross revenue from mobile telephony services surpassed that recorded in 2007 by 4.8% . The year-on-year increase was a consequence of the expansion in the mobile base and in 3G services. Total ARPU from mobile telephony services was R$28.6 in 2008.

In 2008, gross revenue from fixed-line telephony services totaled R$11,148.2 million, remaining stable in relation to 2007 basically due to (a) the increase in the fixed-line terminal base, (b) the continuous adhesion to alternative plans, which affect the revenue from local services, and (c) the effects of traffic substitution, which influenced the decrease in fixed-mobile traffic. ARPU from fixed-line telephony services (excluding data communication) reached R$76.2 in 2008, 2.8% below the 2007 figure, due to increased adhesion to more economical alternative plans like the Total Control plan.

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10.2 Operating Costs and Expenses

In 2008, operating costs and expenses (excluding depreciation) totaled R$7,377.8 million, a 1.7% increase compared to the R$7,255.1 million recorded in 2007, primarily due to the increase in personnel costs and expenses and provisions for contingencies, partially offset by the reduction in Outsourced Services and Interconnection costs.

Operating Costs and Expenses (Excluding Depreciation)

In 2008, personnel costs and expenses reached R$912.9 million, a 38.9% increase over 2007, chiefly due to the internalization of Brasil Telecom’s and the Internet Group’s call centers at the end of 2007 and during the first half of 2008, respectively, and to compliance with Decree Law no. 6,523, which became effective on December 1, 2008.

Outsourced services costs and expenses, excluding interconnection, advertising and marketing, totaled R$2,143.1 million in 2008, a 5.3% decrease compared to the previous year, mainly as a reflection of the R$236.6 million reduction related to the call center internalization carried out at the end of 2007.

Advertising and marketing expenses totaled R$178.3 million in 2008, an 8.5% increase over 2007 deriving from the larger number of campaigns for new products, such as 3GMais, Pacotes Pluri and Pluri Uso.

Interconnection costs amounted to R$2,202.7 million at the end of 2008, a 5.0% decrease year-on-year, mainly as a result of the increase in Brasil Telecom Móvel’s customer base.

Costs and expenses with materials and goods totaled R$395.2 million in 2008, 3.9% increasing compared to 2007 as a result of the lower cost of goods sold despite the increase in the number of handsets sold.

The ratio between the losses and provision for losses with Accounts Receivable (PCCR) and the gross revenue at the end of 2008 was 2.2%, totaling R$370.2 million, remaining stable in relation to the previous year.

In 2008, provisions for labor, fiscal and civil contingencies amounted to R$711.5 million, a R$61.8 million increase over 2007, chiefly due to lawsuit reassessment.

Other operating costs and expenses were R$463.9 million in 2008, 2.2% lower than the amount recorded in 2007.

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10.3 Net Income

In 2008, Brasil Telecom posted net income of R$1,029.8 million, the highest in its history, corresponding to R$1.8810 per share.

10.4 Indebtedness

Indebtedness

Consolidated Debt (R$ Million)	2008	2007	Change

Short Term	731.4	511.8	42.9%
In reais	490.7	279.7	75.4%
In foreign currency	140.9	90.8	55.1%
In currency basket	39.2	28.7	36.5%
Hedge adjustment	60.7	112.5	-46.0%
Long Term	4,125.4	3,890.4	6.0%
In reais	3,302.4	3,005.3	9.9%
In foreign currency	639.1	531.3	20.3%
In currency basket	51.8	66.0	-21.6%
Hedge adjustment	132.2	287.8	-54.1%
Total Debt	4,856.8	4,402.1	10.3%
(-) Cash and Cash Equivalents	1,478.6	584.0	153.2%
(-) Financial Investments	561.9	1,846.6	-69.6%

Net Debt	2,816.4	1,971.6	42.9%

At the end of 2008, the debt pegged to foreign exchange variation, disregarding hedge adjustments, totaled R$870.9 million. In 2008, 60.5% of Brasil Telecom’s debt pegged to foreign currency was hedged, resulting in a foreign exchange exposure of only 8.6% of its total debt.

Brasil Telecom contracted U.S. dollar options aiming to hedge the operations pegged to foreign currency debt against significant dollar appreciation. At the end of 2008, these operations recorded a net yield of R$28.8 million. These operations refer to the acquisition of call options fully financed by the disposal of put options, the strike price being identical in both. These operations mature in the second half of February 2009, when Brasil Telecom will either be obligated to buy US$64 million in event the dollar is below the strike price, or have the right to acquire US$80 million should the dollar be above the strike price.

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10.5. CAPEX

In 2008, Brasil Telecom’s CAPEX totaled R$2,677.9 million, R$1,533.3 million of which was invested in fixed-line telephony services, including voice, data, information technology and regulatory issues, and R$1,144.6 million invested in mobile telephony services. In relation to 2007, these investments recorded a 91.4% increase, chiefly due to the effects of foreign exchange variation, license acquisition and implementation of the 3G network. Funds came from cash generation and financing sources, mainly the Brazilian Development Bank (BNDES).

CAPEX Breakdown

R$ Million	4Q07	3Q08	4Q08	Δ Quarter	Δ 12 Months	12M07	12M08	Δ Year

FIXED-LINE TELEPHONY	462.5	418.2	709.3	69.6%	53.4%	1,120.0	1,533.3	36.9%
Network Expansion	168.4	135.6	289.5	113.5%	71.9%	457.0	578.5	26.6%
Network Operation	66.5	93.9	23.3	-75.2%	-65.0%	224.5	230.2	2.5%
Public Telephony	(1.0)	0.5	0.6	12.2%	N.A	1.8	6.0	228.2%
Information Technology	74.9	30.7	92.2	199.9%	23.1%	127.0	143.3	12.8%
Other	153.7	157.4	303.8	93.0%	97.7%	309.7	575.3	85.8%

MOBILE TELEPHONY	146.4	190.0	388.4	104.4%	165.3%	278.8	1,144.6	310.5%

TOTAL CAPEX	608.8	608.1	1,097.6	80.5%	80.3%	1,398.8	2,677.9	91.4%

CASH FLOW CONCILIATION	4Q07	3Q08	4Q08	Δ Quarter	Δ 12 Months	12M07	12M08	Δ Year

Variation between Economic and Financial Investment	(244.0)	(30.5)	(834.8)	2,638.9%	242.1%	(81.0)	(1,239.5)	N.A.

CAPEX CASH FLOW	364.8	577.7	262.9	-54.5%	-28.0%	1,317.8	1,438.4	9.2%

10.6. Investments in Research and Development

Brasil Telecom conducts research and development in the telecommunication services field, but historically it has not developed any new telecommunication technology independently. The research is carried out jointly with equipment and system suppliers and also includes the joint development of new services.

Brasil Telecom S.A.	Page 25

Since 2007, there has been progress towards a converging technology network architecture. This convergence includes the unified treatment of all media (voice, data and video) in a single transport structure for both fixed and mobile lines in an environment of integrated IT and telecommunications. The first step in this direction was the launch of new services like IPTV, Metro Ethernet and the evolution of the Único service to include Wi-Fi connection and seamless integration with GSM technology. In addition, 2008 saw several pre-commercial deployments such as WiMAX, FTTx and 3G. As a result of this effort, Brasil Telecom is the first Brazilian company to launch services that make use of next generation network architecture.

The company strongly encourages its employees to develop innovative solutions by means of an incentive program, aiming to protect its intellectual property. Four patent applications were filed at the National Institute of Industrial Property (INPI) by the research and development team in 2006, two in 2007 and one in 2008.

Additionally, Brasil Telecom is a member of telecommunication standardization bodies, technical associations and committee forums, such as the European Telecommunications Standards Institute (ETSI), Telecoms & Internet Converged Services & Protocols for Advanced Network (TISPAN) – an ETSI technical committee – the Third Generation Partnership Project (3GPP) and the Fixed-Mobile Convergence Alliance (FMCA), in order to contribute and add knowledge about technical specifications applicable worldwide, technical reports and telecommunications standards.

One other step taken towards research and development was our investment in the technology laboratory. By using this lab, our team has managed to explore new and emerging technologies in order to create cutting-edge research and solutions in telecommunications. Costs with research and development in our laboratory totaled R$7.5 million and R$5.3 million in 2007 and 2008, respectively.

10.7. Investment in associated companies and/or subsidiaries

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary whose main product up to July 31, 2008 was broadband internet access. On August 1, 2008, its Internet activities were transferred to its subsidiary Internet Group do Brasil S.A. and corresponded to the R$26.4 million in split assets, calculated at book value. BrTI reduced by the same amount its capital stock held by Brasil Telecom S.A., which received in return the increase in the capital stock of Internet Group do Brasil S.A.

BrTI continues to provide value-added services, catering to customers whose contracts provide for specific conditions. BrTI controls the following companies: iG Companies. The iG companies are comprised of the Internet Group (Cayman) Limited (“iG Cayman”), iG Participações S.A. (“iG Part”) and Internet Group do Brasil S.A. (“iG Brasil”). iG Brasil’s operation is based on providing both dial-up and broadband internet access. It also provides value-added services focused on the residential and corporate markets, including the Internet connection accelerator. In addition to these services, iG Brasil also sells advertising space on its internet portal.

BrTI’s control of the iG Companies up to April 25, 2008 was represented by its 88.81% stake in iG Cayman, incorporated on the Cayman Islands. On the aforementioned date, iG Cayman declared dividends to shareholders of Series A Convertible Preferred Shares in the amount of R$76.5 million, R$51.2 million of which went to BrTI and R$25.3 million to minority shareholders outside the Brasil Telecom companies. Immediately thereafter, iG Cayman proceeded to repurchase shares held by minority shareholders in the nominal amount of R$19.6 million. After the repurchase of shares, BrTI’s interest in iG Cayman increased to 90.42% . The aforementioned share repurchase was announced to the market through a notice published by the Company on April 29, 2008.

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iG Cayman is a holding company that controls iG Part, which in turn holds a 32.53% stake in iG Brasil’s capital stock. iG Part and iG Brasil are companies incorporated in Brazil. On June 2, 2008, iG Brasil incorporated Freelance S.A. (“Freelance”), the proprietor of iBest operations, which focused on the internet segment, and, consequently, was convergent with iG Brasil’s operations. The net assets recorded in the due diligence report based on Freelance’s final financial statements dated May 31, 2008 were R$102.9 million. BrTI, which previously held 100% of Freelance’s capital stock, now holds 53.82% of iG Brasil’s total shares.

Out of the former shareholding of companies that comprised the iBest operations, it is worth mentioning the dissolution of the company incorporated in the Cayman Islands, iBest Holding Corporation, which did not have operations. The company’s articles of dissolution, issued in the Cayman Islands on May 23, 2008, resulted in the write-off of the R$34 thousand investment recorded in BrTI, its sole shareholder. On June 2, 2008, Central de Serviços Internet Ltda. (“CSI”) was merged into iG Brasil, its majority shareholder owning 99.99% of its capital stock. CSI was iG Brasil’s exclusive service provider, and the merged net assets, included in the report of May 31, 2008, corresponded to R$1.4 million.

BrTI maintains its 30% of the capital stock of Jornal Internet, which sells goods and services on the internet, edits daily or periodic news reports, and collects, generates and broadcasts news stories about select events.

Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”), together with its subsidiaries, operates through a system of undersea optical fiber cables, with landing points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service bundles, catering to national and international corporate customers.

BrT CS holds 100% of the capital stock of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which in turn holds 100% of the shares of Brasil Telecom of America Inc. (“BrT of America”) and Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”). On September 24, 2008 Brasil Telecom de Colombia, Empresa Unipersonal (“BrT Colombia”) was registered as a corporate entity. Controlled by BrT SCS Bermuda, the new company is awaiting the subscription of its capital stock and did not have commercial operations as of the balance sheet closing date.

11. CAPITAL MARKET

In 2008, Bovespa declined 41.2% compared to 2007, mirroring the economic crisis in world markets. At the end of 2008, Brasil Telecom S.A.’s market value, obtained by calculating the weighted average between the quoted price of common and preferred shares, reached R$17,914 million, appreciating 35.7% over 2007.

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Share Performance

			Performance
Share Performance	Closing Price Dec-31-08	In 4Q08	In 12 Months	In 24 Months

BrT Carrier
Common Shares (BRTO3) (in R$/share)	55.50	19.4%	78.5%	99.3%
Preferred Shares (BRTO4) (in R$/share)	13.64	-13.3%	-25.3%	24.6%
ADR (BTM) (in US$/ADR)	17.92	-18.1%	-41.0%	20.7%
BTM Market Value (Million)	17,914	9.9%	35.7%	75.4%

Indices
IBOVESPA (points)	37,550	-24.2%	-41.2%	-15.6%
ITEL (points)	1,023	-6.0%	-16.4%	-2.9%
IGC (points)	3,697	-21.8%	-45.6%	-28.5%
Dow Jones (points)	8,776	-19.1%	-33.8%	-29.6%

Shareholding

Dec/08	Common	%	Preferred	%	Total	%

Brasil Telecom Participações	247,317,180	99.09%	120,911,021	38.83%	368,228,201	65.64%
Copart 2 Participações		0.00%	58,956,665	18.94%	58,956,665	10.51%
Free Float in ADRs	-	0.00%	19,690,020	6.32%	19,690,020	3.51%
Treasury	-	0.00%	13,451,400	4.32%	13,451,400	2.40%
Free Float at Bovespa	2,279,869	0.91%	98,344,134	31.59%	100,624,003	17.94%

Total	249,597,049	100.00%	311.353.240	100.00%	560,950,289	100.00%

Through its indirect subsidiaries Copart 1 Participações S.A. and Copart 2 Participações S.A., Telemar Norte Leste S.A. acquired directly on the market and via Voluntary Public Offerings for Acquisiton of Preferred Shares 58,956,565 preferred shares of Brasil Telecom S.A. and 76,645,842 preferred shares of Brasil Telecom Participações S.A., representing 18.9% of total preferred shares and 10.5% of the capital stock of Brasil Telecom S.A., and 33.3% of total preferred shares and 21.1% of the capital stock of Brasil Telecom Participações S.A.

The subscribed and paid-up capital on the closing date of the fiscal year was R$3,470,758 (R$3,470,758 on 12/31/07), composed of the following nonpar shares:

Type of Shares	Total Shares		Treasury Shares		Outstanding Shares

	2008	2007	2008	2007	2008	2007

Common	249,597,049	249,597,049	-	-	249,597,049	249,597,049

Preferred	311,353,240	311,353,240	13,451,400	13,678,100	297,901,840	297,675,140

Total	560,950,289	560,950,289	13,451,400	13,678,100	547,498,889	547,272,189

	2008	2007

Equity Value per Outstanding Share (R$)	11.40	10.06

Shares held in treasury are excluded from the calculation of equity value.

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11.1. Shareholder Compensation Policy

Pursuant to the provisions in Law no. 6,404/76 and in the Bylaws, Brasil Telecom S.A.’s shareholders are compensated with dividends and interest on equity of at least 25% of adjusted net income.

Preferred shares are ensured priority in receiving the minimum, non-cumulative dividend, at the higher of the following two rates: six percent (6%) per year on the amount resulting from dividing the capital stock by the Company’s total number of shares; or three percent (3%) per year on the amount resulting from dividing the book value of shareholders’ equity by the Company’s total number of shares.

Preferred shares have priority in the payment of dividends up to the preference limit. After that, payment is made to holders of common shares up to the limit of preferred shares, and the outstanding balance is apportioned among all the shares on equal terms.

Dividends and Interest on Equity provisioned by the Company are included in the proposal for income allocation to be submitted to the approval of the Shareholders’ General Meeting.

Dividends/Interest on Equity (IOE) appropriated during the 2008 fiscal year

			GROSS
DATE OF CREDIT		TOTAL AMOUNT	VALUE	NET VALUE
IN ACCOUNTING	DATE OF “EX-IOE”	APPROPRIATED	PER SHARE	PER SHARE
RECORDS		(R$)	(R$)	(R$)

03/31/2008	04/09/2008	245,000,000.00	0.447588512	0.380450236
12/29/2008	12/30/2008	79,300,000.00	0.144840477	0.123114405

12. INTEGRATED CORPORATE RISK MANAGEMENT

Brasil Telecom has implemented an Integrated Risk Management approach to monitor the level of corporate risks, identifying opportunities to maximize return on its decisions and add value to the business.

Brasil Telecom’s Corporate Risk Management Policy places risks in the following categories: Strategic, Financial and Market, Credit, Operational and Regulatory.

12.1. Strategic Risks

Brasil Telecom’s main growth springboards for the coming years are: mobile telephony, broadband, premium television services and content distribution via the internet. Another growth springboard stems from the country’s economic scenario, with the increase in the consumer market driven by the emergence of a new middle class.

In order to mitigate the risks associated with implementing a consistent growth strategy in these business segments, the Company has introduced the following initiatives: ensuring that these opportunities are explored according to a business plan, so as to enable the Company’s healthy and continuous growth in a fiercely competitive environment, constantly following up on and assessing the results achieved, and carrying out regular reassessments of macro market trends.

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12.2. Financial and Market Risks

In 2008, Brasil Telecom’s main concern was related to loan and financing operations. These operations are subject to market risks, i.e., to interest rates, inflation and foreign exchange fluctuations, all of which are constantly monitored by the Company. On December 31, 8.6% of its total indebtedness was exposed to foreign exchange variation.

Regarding financial investments, Brasil Telecom seeks to be conservative in its investment options. Investments are kept in private bonds (CDBs) issued by prime financial institutions, federal government bonds, sovereign bonds issued by governments with credit risk rated AAA and overnight operations pegged to securities issued by financial institutions abroad, with low credit risk.

Exposure to market risks is monitored daily through the VaR – Value at Risk – method, which expresses the volatility risk involved in these investments.

12.3. Credit Risks

In 2008, Brasil Telecom’s goal was focused on default control. The abundance of credit in the Brazilian market could increase the Company’s default indices.

Aiming to mitigate this risk, strict collection procedure controls were established, whereby initially the defaulting customer has his or her outgoing service blocked and, should default persist, incoming calls are also blocked. Finally, if payment is still not made, all access is cancelled and the debt is sent to collection agencies. All these procedures comply with the rules set forth by the Brazilian National Telecommunications Agency (ANATEL) and by the Consumer Protection Agency (Procon).

Combined with these actions, efforts have also been made aiming to settle debts within the shortest possible period when negotiating with customers, thus reducing Accounts Receivable.

12.4. Operating Risks

To protect its equity from losses resulting from interruptions or disturbances in the normal course of business caused by possible theft or material damages, Brasil Telecom contracts specific insurance such as Operating Risk and Loss of Profits Insurance. In order to ensure the full replacement of its assets, the Company conducts monthly updates of the number of installed lines per branch and their respective values.

In 2008, the Company implemented the Information Security Strategic Plan, which mitigates the risks related to information evasion and unauthorized logical and physical access. In this plan, the most outstanding actions were those concerning Information Classification and the creation of the Security Risk Treatment Team. These initiatives allowed the identification of “where” and “with whom” the Company’s sensitive information is kept, in addition to defining the strategy and control procedures that mitigate possible financial losses associated with managing the organization’s vulnerabilities. Additionally, an Information Security Awareness program was developed and implemented throughout the Company.

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12.5. Regulatory Risks

Brasil Telecom operates according to the concession agreements and authorization terms executed with ANATEL and pursuant to the legal and regulatory provisions, both general and industry-specific. Any amendment in the rules established initially could affect the business. Therefore, the Company follows the evolution of industry regulation in order to minimize any regulatory risk. Specifically in 2008, two events stood out: the beginning of number portability and the Public Query about the new Concession Agreement conditions.

Resolution no. 460, of March 10, 2007, which approved ANATEL’s General Portability Regulations, set forth the conditions for implementing number portability. According to its implementation timeline, on September 1, 2008, portability began to be implemented gradually in three Number Codes for each PGO Region. The same timeline provides for full implementation of number portability for all number codes across the country by March 10, 2009. At present, it is not possible to estimate the potential impacts resulting from this new service.

During 2009, ANATEL will analyze the results of the public query expected to occur on December 31, 2008, regarding the new Concession Agreement conditions that will become effective on December 31, 2010. The agency will also analyze the new quality and universalization targets of the New General Plan for Quality Targets and the New General Plan of Universalization Targets.

12.6. Civil Responsibility

The civil responsibility of Brasil Telecom’s managers, members of the Board and executive managers is ensured by the D&O – Directors and Officers policy, contracted by Brasil Telecom, which indemnifies third parties up to the maximum limit of the insured amount in case any management missteps are confirmed.

12.7. Auditing

Brasil Telecom maintains strict control over the dependability of the information that composes the decision-making process, constantly assessing the efficiency and precision of existing processes and systems. According to best Corporate Governance practices, the Internal Auditors are subordinated to the Board of Directors and reports to the Company’s CEO.

Internal Audit

The assessment of internal processes and controls is carried out by the Internal Audit pursuant to internationally acknowledged standards, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the Control Objectives for Information and Related Technology (COBIT), the Auditing Standards of the Public Company Accounting Oversight Board (PCAOB) and the standards of the Institute of Internal Auditors.

The preemptive approach to the assessment and monitoring of processes, risks and controls allows the executives to anticipate problems, minimizing exposure and improving processes. As a consequence, the Company obtained the SOx certification in 2006, 2007 and 2008, without any reservations.

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External Audit

Brasil Telecom S.A., in compliance with CVM Instruction no. 381/03, submits the fees and the types of services to be provided by its independent auditors to the approval of the Company’s Board of Directors and to the Fiscal Council’s consideration.

During 2008 Deloitte Touche Tohmatsu was retained for other types of auditing work not directly related to the auditing of financial statements. The total amount of fees paid for these services was less than 5% of the amount of fees related to external auditing services.

13. COMMITMENT TO SOCIETY

Through its educational, sporting, cultural and environmental preservation programs, Brasil Telecom has played a significant role in the communities where it operates. In 2008, the Company ratified this commitment with two important initiatives: the implementation of the Educação Digital (Digital Education) Project that will provide IT workshops for thousands of students; and the opening of Espaço Brasil Telecom in Brasília, providing the population of the Federal Capital with a 420-seat theater and quality cultural programming.

The Digital Education project was conceived by Brasil Telecom in a partnership with the Education Departments of the states and cities where the Company operates. By providing education to both teachers and students, the program helps improve the quality and productivity of public education, with the introduction of communication and information technologies into the school environment. The program has been structured from previous experience, making use of the best known practices and eliminating recurring problems. It is also supported by the iG portal, Intel and Microsoft. The goal is to provide professional education to approximately 20,000 students and 1,000 teachers in 50 workshops by the end of 2009, with total investment of R$15 million.

The schools receive broadband internet access and a laboratory set up in a special room, prepared and fully financed by Brasil Telecom. The students are assisted by teachers and student monitors who are qualified and trained to appropriately use the technology. The infrastructure and the state-of-the-art equipment are linked to the most sophisticated intelligence system in Brazil.

In 2008, Brasil Telecom gave the population of Brasília a space where culture and technology meet. Espaço Brasil Telecom, a building containing exhibition rooms and a large theater seating more than 400 people, quickly became a city landmark.

Espaço Brasil Telecom has brought the following benefits to the local population: high quality and diverse cultural programming (music, theater, visual arts, art, technology and literature workshops, etc.); democratization of access to the cultural services offered; appreciation of local and national artists; emphasis on educating the audience and enabling it to discover the joys of not only consuming, but also producing culture and technology; sensitivity to embracing innovative ideas;

Brasil Telecom S.A.	Page 32

and a place for foreign productions that contribute to enrich, through the exchange of experience, the fantastic “genetic code” of Brazilian culture.

In addition to the Espaço Cultural, Brasil Telecom supports several cultural initiatives produced in the states where it operates. These are music and dance recitals, films, exhibitions and book launches. In 2008, Brasil Telecom supported 82 cultural projects.

In 2008, Brasil Telecom maintained its main sports project: the sponsorship to the Brasil Telecom Volleyball Team. The team, headquartered in Brusque, Santa Catarina State, competes in the Women’s Super League.

In an Olympic year, Brasil Telecom was pleased to see one of the athletes it sponsors win a medal for Brazil during the Olympic Games. Sailor Robert Scheidt won the silver medal in the Star Class competing in Beijing.

Brasil Telecom also supports Luciano Burti, stock car racer, who has already raced in Formula 1 on the Ferrari, Jaguar and Prost Grand Prix teams.

The campaigns to reduce electric energy consumption and waste recycling were the highlights of the environmental actions in 2008. In both cases, the Company’s intention was to encourage its employees to adopt ecologically correct lifestyles.

Through the Adolescente Aprendiz (Teenage Apprentice) program, Brasil Telecom exercises its social responsibility by employing youths to work and learn in administrative functions and in the IT area, giving them the opportunity to become familiar with the corporate environment and preparing them for the job market.

Among the Company’s volunteer projects, the main ones are:

• the partnership with Junior Achievement in the project “Let’s Talk Ethics” which stimulates high school students to reflect on issues related to personal and professional ethics;

• the project “Eight Ways to Change the World” which seeks to encourage reflection on the United Nation’s proposals to solve the major global issues of our time. One of these initiatives is the sale of telephone cards with themes related to the project;

• the Escola de Informática e Cidadanina - EIC (IT and Citizenship School) which offers basic IT courses and develops themes linked to the concept of citizenship, taught by volunteer employees; and

• the “Volunteer Santa” campaign in a partnership with the Brazilian Postal Service, which replies to letters and distributes gifts to children from low-income families who write to the “Old Saint Nick.”

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14. AWARDS

When a company honors its obligations, it is duly awarded by its customers, shareholders, the financial community, the media, non-profit organizations, and society as a whole. Over the past three years, Brasil Telecom received a great number of awards, all of which are important to the Company and its employees, including:

• Valor 1000 Award – The best telecommunications company in Brazil, awarded by Valor Econômico newspaper;

• Transparency Trophy, granted by Brazilian Association of Finance, Administration and Accounting Executives (ANEFAC), the Accounting, Actuarial and Financial Research Foundation (FIPECAFI) and Serasa, acknowledging corporate transparency;

• 2007 IR Magazine Brazil Awards, from the Brazilian Institute of Investor Relations (IBRI);

• Marketing Best Social Responsibility Award, granted by Editora Referência and the Media Marketing School;

• ABEMD (Brazilian Direct Marketing Association) Award – marketing initiatives in fixed-line and mobile telephony. The Company also received this award in 2006 and 2007;

• A Rede Award – granted by A Rede magazine for the Digital Education Project;

• Honorable mention among the 100 Best Companies in Corporate Citizenship, awarded by Editora Abril;

• 2007 Aberje Brasil Award, from the Brazilian Association of Corporate Communication (Aberje), in the Investor Relations category;

• 2007 Aberje Award - Regional, from the Brazilian Association of Corporate Communication (Aberje), in the Media Relations category;

• Brazilian Telemarketing Association (ABT) Award – for the call center internalization project; and

• Benchmark in Distance Professional Education – granted by E-Learning Brasil Micro Power.

15. ACKNOWLEDGMENTS

Our accomplishments in 2008 were only possible thanks to the support and trust we received from our shareholders, customers, suppliers and financial institutions, and, above all, to the dedication of our employees.

We would like thank you all very much.

The Management

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2009

BRASIL TELECOM S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.